17009625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 37664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 203

(No. and Street)

TOWSON	MARYLAND	21286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS L. SCHMIDT   410-825-1295

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUCZAK & ASSOCIATES, P.A.

(Name – if individual, state last, first, middle name)

139 NORTH MAIN STREET, SUITE 101	BEL AIR	MARYLAND	21014
(Address)	(City)		

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

15

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, THOMAS L. SCHMIDT _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TLS FINANCIAL SERVICES, INC. _____ , as

of DECEMBER 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Thomas L. Schmidt
Signature

PRESIDENT
_____
Title

Debra J. Kalenske
Notary Public
My Commission Expires C6\i\i9c\9

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE
PROVISIONS UNDER 15C3-3(K)(2)(i)
December 31, 2016

Computation for Determination of Reserve
Requirement Under Exhibit A

Member exempt under 15c3-3(k)(2)(i)

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3(k)(2)(i)

Member exempt under 15c3-3(k)(2)(i)

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Review Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TLS Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) under which TLS Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) TLS Financial Services, Inc. stated that TLS Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception. TLS Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLS Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
January 17, 2017

(11)

TLS FINANCIAL SERVICES, INC.
EXEMPTION REPORT
December 31, 2016

TLS Financial Services, Inc. is exempt from 240.15c3-3(k)(2)(i) for year ending December 31, 2016. The Company was in compliance for the entire year ending December 31, 2016.

Thomas L. Schmidt

Thomas L. Schmidt, President

TLS FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS
Liabilities included in aggregate indebtedness:
Accounts payable	$	500
Aggregate Indebtedness	$	500

COMPUTATION OF NET CAPITAL
Total stockholders' equity	$	36,460
Less: Total Non-Allowable Assets		-
Net Capital	$	36,460

CAPITAL REQUIREMENTS
Net capital required	$	5,000
Net capital in excess of requirements		31,460
Net capital, as shown above	$	36,460
Ratio of aggregated indebtedness to net capital		.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net capital, as reported in Company's Part II		
(Unaudited) Focus Report	$	36,460
Net Capital Per Above	$	36,460
Aggregate indebtedness, as reported in Company's Part II		
(Unaudited) Focus Report	$	500
No changes required, as noted during audit		-
Aggregate indebtedness, Per Above	$	500

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report

CONTENTS

Page



KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2016, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). These financial statements are the responsibility of the company's management.

We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB. We have served as the Company's auditor consecutively since 2004.

Basis of Opinion

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

Opinion on the Financial Statement

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the PCAOB, TLS Financial Services, Inc.'s internal control over financial reporting as of December 31, 2016, and our report dated January 17, 2017 expressed that the controls were adequate.

Critical Audit Matters

The standards of the PCAOB require that we communicate in our report critical audit matters relating to the audit of the current period's financial statements or state that we determined that there are no critical audit matters. Critical audit matters are those matters addressed during the audit that (1) involved our most difficult, subjective, or complex judgments; (2) posed the most difficulty to us in obtaining sufficient appropriate evidence; or (3) posed the most difficulty to us in forming our opinion on the financial statements.

We determined that there are no critical audit matters

In addition to auditing the Company's financial statements in accordance with the standards of the PCAOB, we evaluated whether the other information, included in the annual report on The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3(k)(2)(i) filed with the Securities and Exchange Commission that contains both the December 31, 2016 financial statements and our audit report on those financial statements, contains a material inconsistency with the financial statements, a material misstatement of fact, or both. Our evaluation was based on relevant audit evidence obtained and conclusions reached during the audit. We did not audit the other information and do not express an opinion on the other information. Based on our evaluation, we have not identified a material inconsistency or a material misstatement of fact in the other information.

Knight + Associates, P.A.

Bel Air, Maryland
January 17, 2017

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31. 2016

ASSETS

Current Assets:		
Cash and cash equivalents	$	36,960
Total Assets	$	36,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	500
		500
Stockholder's Equity:		
Common stock $1.00 par value; authorized 100.000 shares		
Issued and outstanding 100 shares		100
Additional paid-in capital		28,731
Retained earnings		7.629
Total stockholders' equity		36,460
Total Liabilities and Stockholder's Equity	$	36,960

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Operations and Retained Earnings
See Auditor's Report

For the year ended December 31, 2016

INCOME
Commissions	$	23,055

EXPENSES
Commissions		11,529
Management fee		6,000
Professional fees		5,705
Insurance		2,125
Other expenses		300
		25,659

Net loss $ (2,604)

RETAINED EARNINGS

Retained earnings, beginning of year	$	10,233
Net loss		(2,604)
Retained earnings, end of year	$	7,629

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

For the year ended December 31, 2016

Cash flows from operating activities:

Net loss	$	(2,604)
Cash and cash equivalents, beginning of year		39,564
Cash and cash equivalents, end of year	$	36,960

The notes to financial statements are an integral part of these statements.

(5)

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements
See Auditor's Report

December 31, 2016

1. **Line of Business and Summary of Significant Accounting Policies**

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements (continued)
See Accountant's Review Report

For the year ended December 31, 2016

2.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital requirements of approximately $36,460. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3.   **Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution, but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4.   **Related Party Transactions**

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year, the Company paid TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2016 was $6,000.

The Company paid commissions in the amount of $11,529 to the sole stockholder during the year ended December 31, 2016.